EXHIBIT 12

REGAL BELOIT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Years Ended
	March 31,	December 31,	January 1,	January 2,	December 27,	December 29,
	2012	2011	2011	2010	2008	2007
Earnings available for fixed charges:
Income before taxes and Noncontrolling interests	$67.7	$226.3	$220.7	$137.9	$199.3	$180.3
Interest expense	11.8	31.1	19.6	23.3	32.6	26.7
Estimated interest component of rental expense	3.3	10.7	6.6	6.3	5.3	4.4

Total earnings available for fixed charges	$82.8	$268.1	$246.9	$167.5	$237.2	$211.4

Fixed charges:
Interest expense	$11.8	$31.1	$19.6	$23.3	$32.6	$26.7
Estimated interest component of rental expense	3.3	10.7	6.6	6.3	5.3	4.4

Total fixed charges	$15.1	$41.8	$26.2	$29.6	$37.9	$31.1

Ratio of earnings to fixed charges	5.5	6.4	9.4	5.7	6.3	6.8